January 23, 2018

VIA EDGAR

Barbara C. Jacobs, Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Inpixon
Registration Statement on Form S-1
Filed December 15, 2017
File No. 333-222125

Dear Ms. Jacobs:

Inpixon, a Nevada corporation (the “Company”), submits the following response to the comment letter, dated January 9, 2018 (the “Comment Letter”), concerning the above referenced filing (the “Original Registration Statement”).

Set forth below are the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in the Comment Letter. Concurrently with this response, the Company is filing with the SEC Amendment No. 1 to the Original Registration Statement (the “Amendment” and the Original Registration Statement as amended by the Amendment, the “Amended Registration Statement”), which incorporates the revisions to the Original Registration Statement described herein. To expedite your review, we have enclosed with this letter a marked copy of the Registration Statement, which shows all changes from the Original Registration Statement.

You will also note that the Amendment includes pro forma adjustments throughout the Amendment to reflect an assumed 1-for-30 reverse stock split. The Company is seeking stockholder approval at a special meeting to be held on February 2, 2018 to effect a reverse stock split at a ratio range of between 1-for-5 and 1-for-60. The Amendment also includes a pro forma balance sheet and statement of operations to account for a potential spin-off of Inpixon USA, the Company’s wholly owned subsidiary. The Company is continuing to evaluate a possible sale or a spin-off, but presuming the decision is made to move forward with the spin-off, the expectation is that the Company will file a Registration Statement on Form 10 and related information statement as required on or before February 23, 2018. The spin-off is being contemplated as a part of the Company’s long-term business objectives and is part of the Company's compliance plan with NASDAQ in connection with satisfying NASDAQ’s stockholders’ equity requirements on or before April 23, 2018.

In the responses below, references to “we”, “our” and “us” refer to the Company. Capitalized terms used but not defined in this response letter have the meanings ascribed to them in the Amended Registration Statement. We have reproduced the text of the Staff’s comments in bold-face and in the order presented in the Comment Letter, followed by the Company’s responses.

General

1.	Your prospectus cover page and offering summary should be clear whether your Class A and Class B Units will be listed on the NasdaqCM. While you disclose that the warrants and Series 3 Convertible Preferred Stock will not be listed, please clarify if this also applies to the units.

RESPONSE: In response to the Staff’s comment, we have revised the cover page and the offering summary to clarify that none of the Units, the Series 3 Convertible Preferred Stock or the warrants will be listed on The NASDAQ Capital Market nor do we intend to apply for their listing on any national securities exchange or other trading market.

2.	You are registering the sale of Class A and Class B Units, and such units will consist of warrants and convertible preferred stock that may be converted into or exchanged for common stock. Please revise your prospectus cover page and offering summary to clarify whether you are also registering the underlying common stock to your units, warrants, and Series 3 Convertible Preferred Stock.

RESPONSE: In response to the Staff’s comment, we have revised the cover page and the offering summary, consistent with the fee table, to clarify that the shares of the Company’s common stock underlying the Series 3 Convertible Preferred Stock and the warrants are being registered.

Securities Ownership of Certain Beneficial Owners and Management, page 91

3.	Please revise to ensure that your beneficial ownership table includes all principal shareholders that beneficially own 5% or more of your common stock, including those that have the right to receive beneficial ownership within 60 days pursuant to Rule 13d-3. We note, for example, it appears that Chicago Venture Partners may receive a substantial amount of common stock underlying its $1,745,000 convertible promissory note acquired on November 17, 2017.

RESPONSE: The Company has included all principal shareholders in the beneficial ownership table that beneficially own 5% or more of our common stock, including those that have the right to receive beneficial ownership within 60 days pursuant to Rule 13d-3. With respect to Chicago Venture Partners, the Company notes that Section 11 of the convertible promissory note includes a 4.99% beneficial ownership blocker and so therefore they are not required to be included on the table.

Exhibits

4.	Please provide an updated underwriting agreement for your offering that includes your current underwriter, Roth Capital Partners. We note that you incorporate by reference a prior underwriting agreement, Exhibit 1.1, from Aegis Capital related to a different registration statement. Similarly, please revise to provide exhibits that describe the rights and privileges of your warrants and Series 3 Convertible Preferred Stock that you are registering in your current registration statement. Your exhibit index includes older documents related to related warrants and Series 2 Convertible Preferred Stock registered on Form S-1 (333-218173), which has already been declared effective on June 28, 2017.

RESPONSE: In response to the Staff’s comment, we have updated the Exhibit Index to indicate that the placement agent agreement with Roth Capital Partners, LLC will be filed via future amendment and to indicate that the Form of Certificate of Designation of Preferences, Rights and Limitations of Series 3 Convertible Preferred Stock, the Form of Securities Purchase Agreement, the Form of Warrant Agency Agreement and the Form of Warrant will all also be filed via future amendment.

If you or any other member of the Staff should have any further comments or questions regarding this response, please contact the Company’s securities counsel, Melanie Figueroa, Esq. of Mitchell Silberberg & Knupp LLP at (917) 546-7707 or mxf@msk.com.

Sincerely,
INPIXON

By:	/s/ Nadir Ali
Nadir Ali, Chief Executive Officer